ATNA RESOURCES LTD.

                CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 2002 and 2001
                 (Expressed in Canadian dollars)







               MANAGEMENT DISCUSSION AND ANALYSIS

The   following  discussion  and  analysis  should  be  read   in
conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

Overview

Atna Resources Ltd. commenced operations in 1984. It is a mineral resource exploration company engaged primarily in the business of acquiring and exploring resource properties with a particular focus on base and precious metal deposits. During the period from 2000 to late 2002, the Company was focused on advanced staged copper properties in Chile with the potential to generate near term profit and cash flow, and also on various precious metal exploration prospects. In September 2002, the Company re-emphasized gold exploration projects and initiated a work program in Nevada. It has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile).

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December  31,
2001

During the 2002 fiscal year, the company incurred a loss of $5,273,769 ($1,995,641 for 2001), resulting in basic and diluted loss per share of $0.24 ($0.09 for 2001). The loss is inclusive of a write down of $1,824,956 ($3,113 for 2001) in mineral property costs, a $485,455 ($357,430 for 2001) write down of holdings in marketable securities, and a $78,098 ($150,000 for 2001) write-off of the Company's investment in the VGCG limited partnership.

Interest income for the 2002 fiscal year decreased to $97,209 from $510,138 during the 2001 fiscal year. The reduction of $412,929 was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents in 2002.

General and administrative expenses for the 2002 fiscal year increased to $1,008,644 from $691,586 in 2001. The increase was primarily attributed to one-time severance expenses of $378,356 in relation to the termination of four employees in 2002; a $24,429 increase in rent and services expenses was primarily attributed to a full year of operating costs incurred by the Companys Chile office in 2002 as compared to six months of operating costs in 2001; a $18,352 increase in shareholder communications arose due to the increase in corporate investor relations activities; and a $37,970 increase in wages and benefits occurred due to a reduction of the amount of salaries capitalized to project costs. The $144,573 decrease in professional fees was primarily attributed to the Company utilizing fewer external consultants.

Exploration and business development for the 2002 fiscal year increased to $1,906,424 from $1,296,510 for the 2001 fiscal year. Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities. Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain.

The Company incurred $1,053,169 ($1,059,384 for 2001) in deferred exploration costs, which were partially offset by an amount of $7,517 ($183,128 for 2001) in grants received under a Yukon government exploration incentive program, an aggregate amount of $295,402 ($nil for 2001) in cash and shares from Apex Silver Mines (which funded the Chanarcillo exploration program in Chile), and a refund of $16,855 ($nil for 2001) in previously overpaid cash calls from its partner in the Wolverine Joint Venture.

The $1,824,956 write-down of mineral properties in 2002 ($3,113 for 2001) related to costs incurred in 2002 and prior years on projects that no longer met the Companys criteria for further exploration. Of the 2002 write-off amount, $1,711,723 related to projects in Chile, $52,307 related to projects in Alaska, U.S., and $60,925 related to projects in British Columbia, Canada.

Year Ended December 31, 2001 Compared to Year Ended December  31,
2000

During the 2001 fiscal year, the Company incurred a loss of $1,995,641 ($2,714,984 for 2000), resulting in basic and diluted loss per share of $0.09 ($0.13 for 2000). The loss is inclusive of a $150,000 ($nil for 2000) write down of the Company's investment in the VGCG limited partnership, a $357,430 ($nil for 2000) write down of holdings in marketable securities, and $3,113 ($2,181,070 for 2000) in mineral property costs written off. The Company became a shareholder of Valerie Gold Resources Ltd. during 2001 and formed the VGCG limited partnership to propose an alternate slate of individuals to stand for election to the board of directors of that company.

Interest  income for the 2001 fiscal year decreased  to  $510,138
from  $571,709  during  the 2000 fiscal year.   The  decrease  in
interest income was due to lower average balances of cash and cash equivalents in 2001.

Administrative expenses for the 2001 fiscal year increased to $691,586 from $569,655 in 2000. The principal administrative expense variances were professional fees, which increased to $217,029 for the year ended 2001 from $90,791 in 2000, and office expenses, which increased to $78,190 for the 2001 year from $44,930 in 2000. The increase in professional fees was primarily due to the Company utilizing external consultants in connection with matters not addressed in-house by salaried personnel. The increase in office expenses was partly due to an addition of a new Chile office in July 2001.

Exploration and business development for the 2001 fiscal year increased to $1,296,510 from $521,554 for the 2000 fiscal year. $335,711 of the 2001 amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico, which the Company dropped during the year. If the exploration and acquisition costs incurred on the Monterde property are excluded, aggregate exploration and business development expenditures were $960,799 as compared to $521,554 for the 2000 fiscal year. The increase can be attributed to the increased activity of the Company in seeking exploration and business opportunities.

The Company incurred $1,059,384 ($2,497,682 for 2000) in deferred exploration costs, which were partially offset by an aggregate of $183,128 in grants received under a Yukon government exploration incentive program.

There was no cash provided by financing activities during 2001 as compared to $454,000 for the 2000 fiscal year. During 2000, the Company raised $454,000 by issuing 710,000 units through a private placement. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional common share of the Company for a period of five years, at a price of $0.74 per share.

Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities. As the Company does not have any producing mineral properties, its only revenue source is interest income earned from amounts on deposit. Interest income earned is dependent on the amount of funds available for deposit and changes in interest rates. Unless the Company is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as the Company continues exploring its existing mineral properties.

The Company had a net working capital position of $3,475,682 at December 31, 2002, compared to $7,868,356 at December 31, 2001 and $10,727,593 at December 31, 2000. The Company's current working capital position provides it with sufficient liquidity to meet its 2003 operating requirements.

Outlook

The Company continues to carry out exploration of its mineral properties and to review new prospects and opportunities. The Company expects to obtain financing in the future primarily through joint venturing or optioning its properties and by obtaining further equity and/or debt financing.



                    D E  V I S S E R  G R A Y
                      CHARTERED ACCOUNTANTS

                                     401 - 905 West Pender Street
                                             Vancouver, BC Canada
                                                          V6C 1L6

                                              Tel: (604) 687-5447
                                              Fax: (604) 687-6737
AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.


Signed "De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 24, 2003



COMMENTS  BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING
CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 24, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.


Signed "De Visser Gray"


CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 24, 2003



                       ATNA RESOURCES LTD.
                   Consolidated Balance Sheets
                        As at December 31
                 (Expressed in Canadian dollars)


                                         2002         2001

                                           $           $

                        A S S E T S


Current

 Cash and cash equivalents             3,687,711   7,735,343

 Amounts receivable                       59,717      15,865

 Marketable securities (note 3)           53,360     278,933

 Prepaid expenses                         27,673      28,230

                                       3,828,461   8,058,371



Value-added tax receivable (note 4)      181,317      66,683

Investment in VGCG limited partnership         -     225,000
(note 13)

Resource properties (note 5)           8,952,606   9,727,707

Capital assets                            69,301      62,429

Reclamation deposits                           -       2,500

                                      13,031,685  18,142,690



                   L I A B I L I T I E S

Current

 Accounts payable and accrued            352,779     190,015
 liabilities





           S H A R E H O L D E R S'   E Q U I T Y



Share capital (note 8)                34,051,138  34,051,138

   2002 and 2001 - 21,757,037 shares

Deficit                             (21,372,232)(16,098,463)

                                      12,678,906  17,952,675

                                      13,031,685  18,142,690



  Approved by the Board of Directors:



  Signed "David H. Watkins"          Signed "Glen D. Dickson"

  David H. Watkins                   Glen D. Dickson


  See accompnaying notes to the consolidated financial statements



                       ATNA RESOURCES LTD.
        Consolidated Statements of Operations and Deficit
                 For the Years Ended December 31
                 (Expressed in Canadian dollars)



                                      2002        2001       2000

                                        $           $          $

Revenue

 Interest income                      97,209     510,138    571,709

 Dividend income                       4,000       6,000      2,000

                                     101,209     516,138    573,709

Expenses

 Amortization                         14,555      11,477     10,796

 Office                               81,463      78,190     44,930

 Professional fees                    72,756     217,029     90,791

 Exploration and business          1,906,424  *1,296,510    521,554
 development

 Rent and services                    90,449      66,020     59,891

 Shareholder communications          185,495     167,143    179,817

 Listing and transfer agent fees      19,488      20,537     18,225

 Severance payments                  378,356           -          -

 Wages and benefits                  180,637     142,667    176,001

 Foreign exchange (gain) loss         49,442    (64,451)   (32,948)

 Net loss on sales of marketable       2,410      64,716     34,220
 securities

 Write-down of investment in VGCG     78,098     150,000          -
 limited partnership

 Write-down of marketable            485,455     357,430          -
 securities

 Write-off of resource properties  1,824,956       3,113   2,181,070

 Write-off of capital assets           4,994       1,398       4,346

                                   5,374,978   2,511,779   3,288,693



Net loss for the year             (5,273,769) (1,995,641) (2,714,984)

Deficit - beginning of year      (16,098,463)(14,102,822)(11,387,838)

Deficit - end of year            (21,372,232)(16,098,463)(14,102,822)



Loss per share (note 10)             $ (0.24)    $ (0.09)    $ (0.13)



Weighted-Average Number of

  Common Shares Outstanding        21,757,037  21,408,812  20,748,375

*$335,711  of  this 2001 amount related to exploration  and
 acquisition costs incurred on the Monterde property, located in Mexico, which the Company dropped during the 2001 year. All other previously-deferred costs in respect to this property had been written-off at December 31, 2000.

See accompanying notes to the consolidated financial statements



                      ATNA RESOURCES LTD.
              Consolidated Statements of Cash Flows
                For the Years Ended December 31,
                 (Expressed in Canadian dollars)


                                     2002         2001        2000

                                       $            $          $

Cash provided by (used for):



Operating Activities

Net loss for the year             (5,273,769) (1,995,641) (2,714,984)

Adjustments for items not
involving cash

  Amortization                        14,555      11,477      10,796

  Capital assets written-off           4,994       1,398       4,346

  Investment in VGCG limited          78,098     150,000           -
  partnership written-down

  Marketable securities written-     485,455     357,430           -
  down

  Net loss on sales of marketable      2,410      64,716      34,220
  securities

  Resource properties written-off  1,824,956       3,113   2,181,070

                                  (2,863,301) (1,407,507)  (484,552)

Changes in non-cash working
capital components:

  Amounts receivable                 (43,852)     29,687      23,170

  Accounts payable                    162,764     55,898      52,517

  Prepaid expenses                        557     10,512     (12,429)

  Value-added tax receivable        (114,634)    (66,683)          -

                                  (2,858,466) (1,378,093)   (421,294)


Investing Activities

Acquisition of resource properties  (372,585)    (77,767)   (564,046)

Exploration and development - net   (680,584)   (981,617) (1,412,082)

Government grants received              7,517    183,128           -

Investment in VGCG limited           (78,098)   (150,000)          -
partnership

Purchase of capital assets - net     (30,624)    (16,430)    (22,238)
of proceeds

Purchase of marketable securities   (700,560)    (30,152)   (102,680)

Proceeds on sales of marketable       663,268      82,318     30,000
securities

Reclamation deposits refunded           2,500           -          -

                                  (1,189,166)   (990,520) (2,071,046)


Financing Activity

Share capital issued                        -           -     454,400



Net decrease in cash and cash     (4,047,632) (2,368,613)  (2,037,940)
equivalents

Cash and cash equivalents -         7,735,343  10,103,956   12,141,896
beginning of year

Cash and cash equivalents - end of  3,687,711   7,735,343   10,103,956
year


Supplementary cash flow disclosures (note 6)

See accompanying notes to the consolidated financial statements



                       ATNA RESOURCES LTD.
         Notes to the Consolidated Financial Statements
                December 31, 2002, 2001 and 2000
                 (Expressed in Canadian dollars)

1.   NATURE OF OPERATIONS

     The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Companys properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ from U.S. GAAP as described in note 12.

     Resource Properties and Deferred Costs

     The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

     Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The amounts recorded for mineral claim acquisitions and their related deferred exploration and development costs represent actual expenditures incurred and are not intended to reflect present or future values.

     The  Company  reviews  capitalized  costs  on  its  resource properties on a periodic basis and will recognize an impairment in value based upon current exploration results, if any, and upon managements assessment of the probability of future profitable revenues from the property or from the sale of the property. Managements assessment of the propertys estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

     Administrative costs are expensed as incurred.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

     The Companys investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current carrying values at any point in time.

     Foreign Currency Translation

     The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated  at  the  rate of exchange in  effect  as  at  the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the rates prevailing at the date of the transaction, except for amortization which is translated at the historical rates associated with the assets being amortized.

     Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

     Capital Assets

     Capital assets are recorded at cost and are amortized over their estimated useful economic lives on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment, and on a straight-line basis over three years for exploration equipment and the capital assets of Minera Atna Chile Limitada.

     Cash Equivalents

     Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable.

     Fair Value of Financial Instruments

     The carrying amounts of cash and temporary investments, amounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their aggregate fair values due to the short term nature of virtually all of their component balances.

     Joint Ventures

     The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method. There is currently no material impact upon the Companys financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures as the Companys share of all expenditures incurred by joint ventures has to date been deferred within mineral property costs. Refer to note 12 for a description of differences in financial statements line items that would result from an application of U.S. GAAP.

     Share Capital

     Common shares issued for non-monetary consideration are recorded at their fair market value, typically based either upon the trading price of the Companys shares on the TSX Venture Exchange (TSX)on the date of the agreement to issue the shares or the average closing price of the last ten trading days of the Companys shares on the TSX prior to the date of issue thereof. Costs incurred to issue common shares are deducted from share capital.

     Income Taxes

     The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Companys potential income tax assets.

     Stock-Based Compensation

     The Company follows the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is at or above the current market value. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The effects of accounting for stock-based compensation to directors and employees as a compensation expense, using the fair value method, is disclosed as pro-forma information.

     The Company records stock options granted to consultants using the fair value method and records the expense in the period the options are vested.

     The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2002.

3.   MARKETABLE SECURITIES

     During the current year, the Company changed its accounting policy for investments in marketable securities such that it now considers these securities to be current assets and therefore subject to adjustment, on a security-by-security basis, to the lower of cost and market value as at the end of each reporting period.

     As at December 31, 2002, the Company held the following marketable securities:


                                     Number    Original/  Market
                                       of      Adjusted   Value
                                     Shares      Cost    Dec. 31,
                                                   $       2002
                                                            $



     Bravo Resources Partners Ltd.   166,666     25,000     5,000

     Minto Explorations Ltd.         108,500     19,765    17,360

     Novicourt Inc.                   20,000     39,190    31,000

                                                 83,955    53,360

     During the current year, the Company entered an agreement with Navan Mining Plc. (Navan) to conduct a due diligence review of Navans operations in Spain. Under the terms of the Memorandum of Understanding, the Company purchased shares of Navan for an amount equal to Navans operating costs in Spain during the due diligence period, which was equivalent to Cdn$454,860. The Companys assessment indicated that Navans assets would not satisfy the Companys criteria for further involvement. The listing of Navans shares on both London and Irish Stock Exchanges was suspended in December 2002 and the Company has written-off its total investment in Navan shares at December 31, 2002.

4.   VALUE-ADDED TAX (VAT) RECEIVABLE

     Value-added tax is levied by the Internal Revenue Service of Chile on imports and local sales and services at the rate of 18 percent. VAT paid on imports and on acquisitions and services incurred in order to export may be recovered either as a credit against tax due or by requesting reimbursement. The Company anticipates that all VAT recorded will be refunded to it; however, it is unlikely that this amount will be refunded in the current year and accordingly the balance has been classified as a non-current asset.

5.   RESOURCE PROPERTIES

     The aggregate balances of deferred costs to date by property are as follows:

                                      2002      2001       2000

                                       $          $         $

      CANADA

      Yukon

        Wolverine Property         5,624,478  5,639,529 5,759,914

        Wolf Property              1,686,001  1,686,103 1,694,525

        Marg Property                381,453    384,053   393,351

      British Columbia

        Ecstall Property             292,428    288,557   287,915

        White Bull Property          153,089    152,639   152,639

        Uduk Property                 10,689     10,233    10,233


      UNITED STATES

      Alaska

        Petersburg and Wrangell            -     52,307    50,379
        Properties

      Arizona

        Lone Pine Property           353,743    348,918   184,437

      Nevada

        Triple Junction and Dixie     72,310          -         -
        Fork Properties

        Golden Cloud Property         68,302          -         -

        Beowawe Property              45,646          -         -


      CHILE

        Chanarcillo - Calcia               -    111,825         -

        Chanarcillo - Lo Castillo          1     33,164         -

        Barreal Seco                       -    703,786         -

        Celeste                        9,753          -         -


      OTHER PROPERTIES               254,713    316,593   320,237


      TOTAL RESOURCE PROPERTIES    8,952,606  9,727,707 8,853,630


     CANADA

     YUKON
     Wolverine Property

     The Company had a 40% joint venture interest in the Wolverine property, with Expatriate Resources Ltd. as the property operator and owner of the remaining 60% interest.

     During both the 2002 and 2001 years, the Company did not contribute to the Wolverine Joint Venture (JV) work programs and accordingly its interest in the property has been diluted by an amount which management estimates to be less than 1%. Under the terms of the JV agreement, the Company retains the right to contribute its proportionate share of costs to future work programs. Certain mineral claims within the property are subject to net smelter return (NSR) royalties ranging from 0.5% to 1%.

     Wolf Property

     The Company acquired an initial 65% interest in the Wolf property from YGC Resources Ltd. (YGC), the owner of the remaining 35% interest, by incurring $1,500,000 in exploration expenditures and by paying $210,000 in cash to YGC.

     YGC did not contribute to the 2000 work program undertaken by the Company and therefore its interest was diluted to 34.4%, with the Companys interest being increased to 65.6%.

     Marg Property

     The  Company  purchased a 2/3 joint venture interest  in  the
     Marg  property by making a cash payment of $250,000.   Cameco
     Corporation is the owner of the remaining 1/3 interest.


     BRITISH COLUMBIA
     Ecstall Property

     The Company has a 100% interest in 77 mineral claim units, including Crown-granted mining and surface rights, subject to a 3% (reducible to 2.5%) NSR royalty.

     White Bull Property

     The Company has a 100% interest in 24 mineral claim units acquired by the issuance of 25,000 common shares.

     Uduk Property

     The Company has a 100% interest in 32 mineral claim units.

     The Company entered into an agreement with Gold Mountain Resources Ltd. (GMR) whereby GMR could earn up to a 100% interest in the property, subject to a production royalty (an escalating NSR up to 2.5% after 7 years of production), by paying $150,000 ($10,000 paid) and incurring an aggregate of $1,100,000 ($125,000 incurred) in exploration expenditures prior to October 26, 2005. During 2001, GMR was in default of the agreement and accordingly Atna terminated this option.


     UNITED STATES

     ARIZONA
     Lone Pine Property

     The Company purchased a 100% interest, subject to a 2% NSR granted as a finders fee (capped at US$2,000,000), in the Lone Pine Property by making a cash payment of US$100,000.

     NEVADA
     Triple Junction and Dixie Fork Properties

     During 2002, the Company entered into an agreement with RMIC Gold (RMIC) whereby it can earn up to a 100% interest, subject to a 3% NSR (uncapped), in the 36 Triple Junction lode claims and 31 Dixie Fork lode claims located at the south end of the Carlin Gold Trend in Elko county, Nevada, by paying an aggregate of US$35,000 (US$20,000 paid) in cash and issuing 100,000 common shares to RMIC prior to October 7, 2003.

     Golden Cloud and Beowawe Properties

     The Company obtained two exclusive options to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 107 Golden Cloud lode claims and 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada. To exercise both of these two options the Company has to pay to the optionor an aggregate of US$80,000 in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each, and carry out a minimum 20,000 feet of exploratory drilling on these two properties prior to November 6, 2005. Following the exercise of the options, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production.

     Refer to note 14.

     CHILE
     Chanarcillo - Calcia

     During 2001, the Company entered into an agreement with Compania Minera Calcia Ltda. (Calcia) and Newton Asset Management Ltd. (Newton) whereby it could earn up to a 100% interest, subject to a 2% NSR (capped at US$3,000,000), in 18 mineral concessions located in the Chanarcillo mining district in north-central Chile by paying to Calcia and Newton an aggregate of US$50,000 (US$40,000 paid) prior to June 1, 2002 and making minimum annual advance royalty payments of US$50,000 on account of the 2% NSR. During 2002, the Company terminated the option agreement with Calcia and wrote off the deferred costs incurred on this property.

     Chanarcillo - Lo Castillo

     During 2001, the Company had entered into an agreement with Sociedad Legal Minera Juan Godoy de Chanarcillo (S.L.M.) whereby it could earn up to a 100% interest, subject to a 2% NSR, in 27 mineral concessions located in the Chanarcillo silver mining district in north-central Chile by paying an aggregate of US$118,000 (US$6,000 paid) and incurring an aggregate of US$800,000 (US$51,146 incurred) in exploration expenditures prior to August 8, 2007. At December 31, 2002, the Company is uncertain whether to continue with the option agreement, however, to be conservative it has written down the deferred costs associated with it to a nominal amount.

     Barreal Seco

     During 2000, the Company obtained the exclusive option to acquire a 100% interest in the Barreal Seco property, a copper oxide and sulphide deposit located in north-central Chile. Under the agreement, the Company had an initial six-month option period, expiring on December 6, 2001, to undertake an initial US$250,000 work program (completed) designed to advance the project through the pre-feasibility study stage. This option period was extended but expired during 2002, and accordingly the Company wrote off the deferred costs incurred on this property.

     Celeste

     During 2002, the Company entered into an agreement with Minera Teck Cominco Chile Limitada whereby it acquired a 100% interest in 24 mineral concessions, contiguous to the Cerro Negro property in northern Chile, for consideration of CH$3,700,000 (US$9,753).

     Cerro Negro

     During the current year, the Company incurred acquisition and exploration costs of $743,651 on the Cerro Negro Property located northeast of the port city of Chanaral, in Region III of Chile. This property option was acquired in 2002, with the Company able to earn up to a 100% interest in 30 mineral concessions by paying an aggregate of US$6,750,000 (US$125,000 paid) and incurring an aggregate of US$2.5 million (US$356,660 spent to December 31, 2002) in exploration expenditures over a five-year period. Subsequent to year end, the Company elected not to proceed with the property and wrote off all deferred costs associated with it.

     OTHER PROPERTIES

     The  Company  has  interests in other properties  in the Yukon
     Territory.

6.   SUPPLEMENTARY CASH FLOW DISCLOSURES

     Supplementary disclosure of non-cash investing and financing activities:


                                            2002     2001    2000
                                              $       $        $
      Capital asset amortization recorded
      as deferred property costs           4,203      934   6,375

      Common shares issued for purchase
      of marketable securities                 -  304,785       -

      Investment in VGCG limited
      partnership with marketable              -  225,000       -
      securities


7.   RELATED PARTY TRANSACTIONS

     There were no related party transactions in 2002, 2001 or 2000.


8.   SHARE CAPITAL

a)   Authorized   share  capital  of  the  Company   consists   of
     100,000,000 common shares without par value.

     Issued

                      2002                   2001                  2000

                Number                  Number                Number
                  of                      of                    of
                Shares     Amount     Shares     Amount     Shares    Amount
                             $                     $                    $

     Opening 21,757,037 34,051,138  21,108,557 33,746,353  20,398,557 33,291,053
     balance

     Issued for:

       Private        -          -           -          -     710,000    454,400
       placement

       Purchase of    -          -     648,480    304,785           -          -
       marketable
       securities

     Closing 21,757,037 34,051,138  21,757,037 34,051,138  21,108,557 33,746,353
     balance


b)   Stock Options

     Stocks options to purchase common shares have been granted to directors, employees and consultants of the Company at excise prices determined by their market value on the date of the grant. At December 31, 2002, the Company had stock options outstanding for 2,945,000 common shares.

                                        Weighted-
                                         Average
                              Options   Exercise      Expiry Date
                                          Price          Range
                                            $

     Options outstanding at   2,715,000    0.71        06/16/03 to
     December 31, 2001                                 09/20/04

     Cancelled                 (170,000)   0.71        06/16/03 to
                                                       06/14/04

     Granted                    400,000    0.22        10/16/05 to
                                                       12/05/05

     Options outstanding at   2,945,000    0.64        06/16/03 to
     December 31, 2002                                 12/05/05


     If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31 , 2002 would be as follows:


     Net loss for the year

         As reported              $5,273,769

         Compensation expense         24,023

     Pro-forma net loss for the   $5,297,792
     year



     Loss per share

          As reported and pro-       $ (0.24)
          forma

     The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest of 6.0%; an expected life of 3 years; an expected volatility of 30 to 32%; and no expectation for the payment of dividends.

     Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is managements view that the existing models do not necessarily provide a single reliable measure of the fair value of the Companys stock option grants.

c)   Stock Options and Warrants Outstanding at December 31, 2002:

                    Number      Exercise    Expiry
                     Out-       Price        Date
         Type      standing       $           (3)

      Options           (1)     0.61      06/16/03
                    820,750

                        (1)     0.75      06/16/03
                    820,750

                        (2)     0.85      06/16/03
                    703,500

                    100,000     0.45      06/14/04

                    100,000     0.34      09/20/04

                     75,000     0.20      10/16/05

                    325,000     0.22      12/05/05

                  2,945,000



      Warrants      710,000     0.74      04/19/05



      (1) 35,000 options subsequently cancelled.
      (2) 30,000 options subsequently cancelled.
      (3) At Decemmber 31, 2002 the weighed-average remaining contractual life of outstanding stock options was 0.9 years.

9.   COMMITMENT

     The Company has a lease commitment for its office premises which expires February 29, 2004. The minimum annual lease payments are estimated as follows:

                 2003                   $ 50,739

                 2004                      8,456

                                        $ 59,195

10.  LOSS PER SHARE

     Loss per share has been calculated using the weighted-average number of common shares outstanding during the year.
     Diluted loss per share is not presented as it is anti-dilutive to loss per share.

11.  INCOME TAXES

     The Company has non-capital losses of approximately $3.3 million, expiring between 2004 and 2009, that are available to reduce taxable income in future years. In addition, the Company has resource and other tax pools available to reduce taxable income that aggregate approximately $17.7 million at December 31, 2002 (2001 - $17.5 million). The potential benefit resulting from the application of these amounts has not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

12. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

                                        2002      2001     2000
                                          $         $        $

     Resource properties following
     Canadian GAAP                   8,952,606    9,727,707    8,853,630

     Less: Exploration costs        (8,952,606)  (9,727,707)  (8,853,630)

     Resource properties following
     U.S. GAAP                               -            -            -



     Net loss following Canadian
     GAAP                           (5,273,769)  (1,995,641)  (2,714,984)


     Property costs expensed under  (1,049,855)    (877,190)  (1,982,503)
     U.S. GAAP

     Deferred property costs         1,824,956        3,113    2,181,070
     written-off under Canadian GAAP


     Net loss under U.S. GAAP       (4,498,668)  (2,869,718)  (2,516,417)

     Opening deficit under         (16,098,463) (14,102,822) (11,387,838)
     Canadian GAAP

     Adjustment to deficit for
     exploration expenditures of
     prior years written-off        (9,727,707)  (8,853,630)  (9,052,197)
     under U.S. GAAP



     Closing deficit               (30,324,838) (25,826,170)  (22,956,452)
     under U.S. GAAP


     Loss per share under U.S. GAAP    $ (0.21)     $ (0.13)      $ (0.12)


13.  INVESTMENT IN VGCG LIMITED PARTNERSHIP

     During 2001, the Valerie Good Corporate Governance Limited Partnership ("VGCG limited partnership") was formed to propose an alternate slate of individuals to stand for election to the board of directors of Valerie Gold Resources Ltd. ("Valerie").

     The Company invested an aggregate of $228,098 (written-off) in cash and 750,000 Valerie shares valued at $225,000 in the VGCG limited partnership. During 2002, the Company wound up the VGCG limited partnership and recovered all of the Valerie shares, which were subsequently sold in the market at an aggregate loss of $95,821.

14.  SUBSEQUENT EVENTS

     In addition to any items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2002:

     - The Company paid US$40,000 in cash and issued 100,000 common shares at a deemed price of $0.27 per share pursuant to the terms of the Golden Cloud and Beowawe property acquisition agreements.

     - The Company proposed to terminate, subject to shareholder approval, employment contracts with three of its employees by paying these three employees an aggregate of $220,873, equivalent to 30% of the potential future severance liability under the current contracts, in the form of 761,630 shares at a deemed price of $0.29 per share.

     - The Company granted an employee 100,000 stock options, exercisable at a price of $0.29 per share prior to February 6, 2006.

     - The Company obtained the exclusive option to acquire a 100% interest in the Clover gold property, located in the Midas district of North Central Nevada, in consideration for cash payments aggregating US$300,000. The optionor retained a 3% NSR and the Company has the right to buy back the royalty for US$1,000,000 per 1% interest.